Exhibit 99.2

Telkom SA Limited files an average tariff adjustment of 2.7% for 2004

Telkom SA Limited
     (Registration Number 1991/005476/06)
     ISIN ZAE000044897
     JSE and NYSE Share Code TKG
     (“Telkom”)

Telkom SA Limited files an average tariff adjustment of 2.7% for 2004

Telkom SA Limited has filed its 2004 tariff adjustments with the Independent Communications Authority of South Africa (ICASA), in accordance with the Telecommunications Act, 103 of 1996, and regulations made under the Act. The current regulations impose a price cap formula on a basket of specified services that Telkom previously had the exclusive right to provide, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; the Diginet product; and the Megaline product.

Currently, the overall tariffs for all services in the basket may not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index (CPI) and measured using revenue for the services in the basket at constant volumes for the prior year. In addition, the price of any individual product or service included in the basket may not be increased by more than 5% above inflation in South Africa in any year. Inflation is based on the year on year movement in CPI as measured at September 30, 2003. CPI was 3.7% at September 30, 2003.

The current regulation makes provision for the carry over of allowable rate benefits that were not used in the prior year to be claimable in the following year. In the 2003 annual tariff increases Telkom did not utilise the full allowable rate benefits. The amount carried over to the 2004 tariff increases will have a 0.5% impact on the allowable increase in tariffs.

Based on CPI and the carry over allowance from the prior year, Telkom’s tariff adjustments for the regulated basket of services represent an increase in revenue of 2.7%, effective from January 1, 2004.

Key tariff changes

The following tables set forth subscription and connection tariffs as of January 1, 2004 and January 1, 2003.

	As of January 1, 2004

	PSTN Postpaid	PSTN Prepaid	ISDN -2	ISDN primary

	(ZAR, including value-added tax)
Business
Installation	274.35	n/a	384.75	20,721.00
Monthly rental	108.80	n/a	216.82	3,264.00
Residential
Installation	274.35	158.40	384.75	n/a
Monthly rental	81.90	50.80	184.28	n/a

	As of January 1, 2003

	PSTN Postpaid	PSTN Prepaid	ISDN-2	ISDN primary

	(ZAR, including value-added tax)
Business
Installation	268.98	n/a	377.19	20,314.80
Monthly rental	101.23	n/a	201.78	3,036.96
Residential
Installation	268.98	155.27	377.19	n/a
Monthly rental	76.20	47.23	171.50	n/a

The following table sets forth postpaid and prepaid traffic tariffs as of January 1, 2004 and January 1, 2003.

	As of January 1, 2003		As of January 1, 2004

	Peak	Off peak	Peak	Off peak
	rates[1]	rates[2]	rates[1]	rates[2]

	(ZAR, including value-added tax)
Postpaid services (residential and business)
Local minimum call charge (0–50km) for first unit[3]	0.55	0.55	0.56	0.56
Local call rate per minute (0–50km) after first unit[3]	0.37	0.14	0.38	0.15
Long distance minimum call charge (>50km) for first unit[4]	0.99	0.99	0.99	0.99
Long distance call rate per minute (>50km) after first unit[4]	0.99	0.50	0.99	0.50
Fixed-to-mobile call rate per minute (Vodacom)[6]	1.88	1.11	1.90	1.17
Fixed-to-mobile call rate per minute (MTN)[5]	1.88	1.11	1.84	1.13
Fixed-to-mobile call rate per minute (Cell C)[7]	1.88	1.11	1.84	1.13
Prepaid services (residential only)
Local minimum call charge (0–50km) for first unit[8]	0.55	0.55	0.56	0.56
Local call rate per minute (0–50km) after first unit[8]	0.42	0.16	0.43	0.17
Long distance minimum call charge (>50km) for first unit[9]	0.99	0.99	0.99	0.99
Long distance call rate per minute (>50km) after first unit[9]	1.17	0.59	1.17	0.59
Fixed-to-mobile call rate per minute (Vodacom)[6]	1.88	1.11	1.90	1.17
Fixed-to-mobile call rate per minute (MTN)[5]	1.88	1.11	1.84	1.13
Fixed-to-mobile call rate per minute (Cell C)[7]	1.88	1.11	1.84	1.13

1.	Monday to Friday 7 a.m. to 7 p.m. for local and long distance calls. Monday to Friday 7 a.m. to 8 p.m. for fixed-to-mobile calls.

2.	Monday to Thursday 7 p.m. to 7 a.m. the next morning and Friday 7 p.m. to Monday 7 a.m. for local and long distance calls. Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m. for fixed-to-mobile calls.

3.	The first unit for peak calls is 89 seconds and for off peak calls is 222.5 seconds (January 1, 2003: 238 seconds)

4.	The first unit for peak calls is 60 seconds and for off peak calls is 120 seconds

5.	The peak fixed-to-mobile call rate per minute for MTN was reduced to R1.84 as of February 1, 2003 and R1.82 as of July 1, 2003.

6.	The peak fixed-to-mobile call rate per minute for Vodacom was reduced to R1.82 as of July 1, 2003

7.	The peak fixed-to-mobile call rate per minute for Cell C was reduced to R1.82 as of July 1, 2003

8.	The first unit for peak calls is 78 seconds and for off peak calls is 194.5 seconds (January 1, 2003: 207 seconds)

9.	The first unit for peak calls is 51 seconds and for off peak calls is 101 seconds.

Tariffs for calls to international fixed-line destinations have decreased between 3% and 6% and tariffs for calls to international mobile destinations have increased between 6% and 8.7%.

The following table sets forth the monthly tariffs for data leased lines using 20 km distances and ADSL service as of the dates indicated. Subscription to the ADSL service also requires the subscription to a PSTN postpaid line.

	As of January 1,

	2003	2004
ADSL connection charges
Residential	404	404
Business	404	404
ADSL service charges
Residential	680	680
Business	800	800
Diginet	2,066	2,196
Diginet Plus	6,286	6,165
Megalines
2 Mbit/s	16,188	16,963
34 Mbit/s	136,800	143,412
140 Mbit/s	461,244	483,588

Johannesburg
14 November 2003

Special note regarding forward-looking statements

Many of the statements included in this announcement constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from those expressed or implied by such forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of our annual report, either to conform them to actual results or to changes in our expectations. Telkom SA Limited files an annual report on Form 20-F with the US Securities and Exchange Commission

(SEC), which includes a detailed description of risk factors that may affect its business. Telkom filed its Form 20-F annual report for the year ended March 31, 2003 on August 4, 2003. For further information you should refer to the Form 20-F and other filings with the US SEC annual report which are available on the investor relations website at www.telkom.co.za/ir.